Exhibit 33.2

2. Management has assessed the Company's compliance with the Applicable Servicing Criteria. In performing this assessment, Management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB. 3. Based on such assessment for the Period, the Company has complied in all material respects with the Applicable Servicing Criteria for the Period. KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to Management's assessment of the Company's compliance with the Applicable Servicing Criteria for the Period. WELLS FARGO BANK, National Association By: Robin A Phelan Title: Vice President Dated: February 17, 2023 2 /s/ Robin A. Phelan